

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Mr. Paul Zuromski
Chairman & President
Galea Life Sciences, Inc.
10151 University Blvd., Suite 508
Orlando, Florida 32817

Re: **Galea Life Sciences, Inc.**
Amendment No. 2 to Registration Statement on Form 10
Filed June 23, 2010
File No. 000-15076

Dear Mr. Zuromski:

We have reviewed your response letter and amended registration statement each filed June 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In response to prior comment 1, you acknowledge your understanding that you must file reports mandated by Section 12(g)(1) of the Securities Exchange Act of 1934, however, you have not filed any of these mandated reports. Please promptly file your Form 10-K for the fiscal year ended October 31, 2009, Form 10-Qs for the periods ended January 31, 2010 and April 30, 2010 and all other mandated reports under Section 12(g) of the Securities Exchange Act of 1934.

2.   You have filed a copy of your Securities Purchase Agreement by which Trafalgar
        Capital, your 12.4% shareholder, purchased a convertible debenture in the amount of
        $275,000 and you issued a warrant to purchase 275,000 shares of common stock to
        Trafalgar Capital. Please revise your disclosure as follows:

   - Disclose this transaction and any other transaction with Trafalgar in the last two years
     under "Item 7. Certain Relationships and Related Transactions, and Director
     Independence." See Item 404 of Regulation S-K.
   - Revise your table under "Item 4. Security Ownership of Certain Beneficial Owners
     and Management" to indicate by footnote or otherwise the amount Trafalgar Capital
     has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under
     the Exchange Act. For example, please include footnote disclosure of the shares
     underlying the convertible debentures and warrants held by Trafalgar Capital. See
     Item 403(a) of Regulation S-K.

        In addition, please file copies of any additional agreements you have with Trafalgar
        Capital as exhibits to this registration statement. See Item 601(b)(10)(ii)(A) of
        Regulation S-K.

Item 1. Business, page 1

3.   We have reviewed your response to prior comment 10. If true, please disclose that do not
        own any patents, however, your license agreement with AMPC provides you with rights
        to use Immunolin. In addition, please expand your disclosure to include the number of
        patents related to Immunolin and the expiration dates and jurisdictions of those patents.
        See Item 101(c)(1)(iv) of Regulation S-K.

4.   We have reviewed your responses to prior comment 11. Please file a copy of your license
        agreement with AMPC, Inc. as an exhibit to this registration statement pursuant to Item
        601(b)(10) of Regulation S-K. Please also expand your disclosure on page 1 to disclose
        what consideration you have or will provide in exchange for the license of Immunolin.

Item 1A. Risk Factors, page 3

5.   You disclose on page 1 that the license agreement for Immunolin, a bioactive supplement
        in your sole product, is cancellable at any time by AMPC. Please expand your disclosure
        to provide a risk factor that discloses the following:

   - Your dependence on this license agreement;
   - That AMPC can cancel the license agreement at any time;
   - That you do not have exclusive rights to Immunolin; and
   - You and AMPC have not set a price for Immunolin.

6.   We have reviewed your response to prior comment 15. It appears that you disclosed your
        settlement with the U.S. Securities and Exchange Commission under Item 2, Financial
        Information. Please revise to include an appropriately headed risk factor that discloses

the risks and consequences of your settlement with the U.S. Securities and Exchange Commission in connection with the administrative proceeding instituted pursuant to Section 12(j) of the Securities and Exchange Act of 1934 that resulted in revocation of the registration of each class of your securities. Please also include in this risk factor:

- A list of each of the filings you failed to file prior to this administrative proceeding; and
- The risks you face in failing to file the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Management Discussion and Analysis and Plan of Operation
Management Discussion and Analysis for the Period Ended January 31, 2010, page 12
Management Discussion and Analysis for the Fiscal Year Ended October 31, 2009 and 2008, page 13

7.   Refer to your response to prior comment 20. Please refer to Financial Reporting Release 72 and address the following:

- Revise your results of operations discussion for the period ended January 31, 2010 and the fiscal years ended October 31, 2009 and 2008 to separately describe the underlying factors that contributed to the period over period changes in revenue and in operating expenses. Where material changes in your results of operations are a result of several factors, please quantify the amount of change due to each factor, and specifically consider this in your disclosure regarding operating expenses. Refer to FRC Section 501.04.
- Revise your liquidity and capital resources disclosure on pages 12 and 13 to address the material changes in the underlying drivers including the specific inflows and outflows generated in your cash used in operating and financing activities for the three months ended January 31, 2010 and 2009 and the fiscal years ended October 31, 2009 and 2008. Your discussion should also include the impact of interest and dividend obligations, and the impact of your default on your debt obligations. Also, revise your disclosure to remove references to investing activities as you have not recorded any investing activities in your statements of cash flows.

8.   You disclose on page 14 that your Miami evaluation is currently in the planning/protocol development stages, however, on pages 12 and 13 you disclose that the respective sales are "attributable to product sold to Allion as samples and for the Clinical Evaluations being conducted in Seattle in Miami." Please revise to clarify the status of the Miami evaluation as of the effective date of the registration statement and provide further updates in your periodic reports.

Plan of Operation, page 14

9.   In response to prior comment 22, you no longer reference the need for $2.5 million to fund operations.   Please revise your disclosure to disclose how you intend to fund your operations.

Item 5. Directors and Executive Officers, page 16

10.   Please revise your description of Paul Zuromski's business experience to disclose the month and year which he was elected to as Chairman and President, respectively, of Galea Life Sciences.

11.   We have reviewed your response to prior comment 25. If true, please revise your disclosure to clarify that Ms. Cohen was elected a director of ITAQ in June 1992 and became a director of Galea Life Sciences following Galea Life Sciences' August 2007 acquisition of ITAQ.

12.   Please disclose Ms. Cohen's business experience during the past five years. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 16

13.   Please revise to include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 17

14.   We are reissuing prior comment 30. Based on your disclosures on pages 30 and 40, it appears that you are paying dividends on your preferred stock. Please disclose the frequency and amount of any cash dividends declared on each class of your common equity for the two most recent fiscal years and any subsequent interim period for which financial statements are required to be presented by Article 3 of Regulation S-X. In addition, if have not paid dividends on your common stock, please revise your disclosure to so state. See Item 201(c) of Regulation S-K.

Item 10. Recent Sales of Unregistered Equity Securities, page 13

15.   We are reissuing in part prior comment 31. Please revise your disclosure to disclose the exemption relied upon for each private offering and state briefly the facts relied upon to make the exemption available as required by Item 701 of Regulation S-K.

Item 11. Description of Securities to be Registered, page 14

16.   We are reissuing prior comment 33. Please expand your disclosure in this section to describe your outstanding preferred stock, convertible debentures and warrants. See Item 202 of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 15

17.   We are reissuing prior comment 34. Please file a copy of the loan agreement incurred by ITAQ in connection with the acquisition of a distribution license from a corporate stockholder in August 1996 as an exhibit to this registration statement. See Item 601(b)(4) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 20

18.   Please note the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Notes to Condensed Financial Statements
January 31, 2010 and October 31, 2009, page 26

19.   Please remove your reference to Item 310(b) of Regulation S-K as that rule does not exist.

Condensed Statements of Operations, page 30

20.   Please revise your disclosure to separately present research and development expense on your income statement. Refer to ASC 730-10-50.

Condensed Statements of Cash Flows, page 33

21.   Refer to your response to prior comment 36. Please clarify and describe your "activity pre recapitalization" reconciling item as the underlying cash flows and non-cash items that comprise your debentures payable line item on the statements of cash flows remains unclear. Also, please tell us what the recapitalization amount of $475,500 on the Statements of Cash Flows represents.

22.   Refer to your response to prior comment 41. You state that dividends have been accrued but not paid; however, you have included dividends as a cash flow from financing activities within your Statements of Cash Flows. Please note that non-cash financing items should not be reflected as cash flows within your statements of cash flows. Please

revise your disclosure, and note this comment also applies to your interim financial statements.

23.   Please tell us why you have disclosed "contribution of loan" as a non cash activity, and address whether you received cash in exchange for this loan. If this represents cash received as contribution of capital, please disclose this amount in financing activities.

Notes to Consolidated Financial Statements, page 34

24.   You disclose on page 16 that shares have been issued to Mr. Zuromski. Please revise your disclosure to include a Note for stock-based compensation and your related accounting policy. Refer to ASC 718-10-50.

Note 1 – Summary of Significant Accounting Policies, page 34

25.   Refer to your response to prior comment 43. Please provide us with the previously requested information. Tell us why you have not recorded an amount for cost of sales related to the products you sold in the three months ended January 31, 2010 and 2009. Additionally, disclose your accounting policy for inventory, or tell us why such disclosure is not necessary.

Revenue Recognition, page 34

26.   Refer to your response to prior comment 42. Please clarify that revenue is presented net of estimated returns.

Financial Instruments, page 35

27.   Refer to your response to prior comment 39, and please address the following:

- It is also unclear whether you measured a beneficial conversion feature at the commitment date related to your contingent conversion features (e.g., 85% of the average closing bid price and 20% discount to the lowest daily closing bid price) for the debt issuance in February 2008 that you disclose in Note 4. Please provide an analysis of your accounting treatment, including how you plan to record each component in your financial statements. Also, reference the accounting guidance that you have relied upon.
- It remains unclear whether you recorded derivative liabilities related to your embedded conversion options and/or your freestanding options and warrants. Please provide an analysis of your accounting treatment for each conversion option and warrant, including the contingent features related to each of these instruments (refer to ASC 815-40-55) and the requirement to register shares underlying these instruments. Tell us where each component is recorded in your

financial statements, and reference the accounting guidance that you have relied upon.

Note 2 – Recapitalization, page 38

28.   Refer to your response to prior comment 40 and address the following:
  - You disclose in Note 2 that Galea is the accounting acquiree; however, your response to prior comment 25 indicates that Galea is the acquirer for accounting purposes. Please address this inconsistency and revise your disclosure as needed.
  - You disclose that Galea issued approximately 23.6 million shares of restricted common stock and ITAQ issued 7.5 million shares of common stock and 750,000 shares of preferred stock in the transaction. It is unclear why both entities issued shares to acquire the other entity. Please tell us why this was the case, and describe each factor you considered in determining that Galea was the legal acquirer and the accounting acquiree.
  - Please note that the equity structure of the legal acquiree (accounting acquirer) should be retroactively restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (accounting acquiree) issued in the reverse recapitalization as though they had been outstanding for all periods presented. Disclose whether you have done this, and if not, tell us the basis for your conclusion that this was not necessary.

Note 5 – Preferred Stock, page 40

29.   Refer to your response to prior comment 38. You disclose rights related to your preferred stock on page 9 that appear to be inconsistent with your disclosures in Note 5. Please revise your disclosures to address these inconsistencies; specifically, address the right of preferred shareholders to receive warrants and whether the conversion ratio of preferred shares into common shares is 1:2 as disclosed on page 9 or 1:2 2/3 as disclosed on page 40. Also, disclose the terms upon which your preferred stock is convertible, and whether it is contingent upon any past or future event.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Staci Shannon at (202) 551-3347 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director